

PRIDA GUIDA& PEREZ, P.A.

CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Saturn Capital, Inc.

We have reviewed management's statements, included in the accompanying Saturn Capital, Inc., Exemption Report ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Saturn Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits is business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15C3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Prida, Guida & Perez, P.A.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 24, 2025